Exhibit 12.1

RCN CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	December 21 - December 31, 2004	January 1 - December 20, 2004	FOR THE YEAR ENDED DECEMBER 31,				For the Six Months Ended June 30,
			2003	2002	2001	2000	2005	2004
	(Successor)	(Predecessor)	(Predecessor)				(Successor)	(Predecessor)
Income (loss) from continuing operations, before income taxes and reorganizational costs	$(3,688)	$(260,381)	$(486,946)	$(1,450,622)	$(1,173,088)	$(779,474)	$(62,717)	$(166,928)
Interest expense	888	96,702	180,206	167,663	196,681	223,383	20,619	71,613
Interest component of lease rental expense	—	2,881	2,821	3,581	4,964	4,170	628	1,238

Income as adjusted	$(2,800)	$(160,798)	$(303,919)	$(1,279,379)	$(971,443)	$(551,921)	$(41,470)	$(94,077)

FIXED CHARGES
Interest Expense	$888	$96,702	$180,206	$167,663	$196,681	$223,383	$20,619	$71,613
Interest component of lease rental expense	—	2,881	$2,821	3,581	4,964	4,170	628	1,238

Total fixed charges	$888	$99,583	$183,027	$171,244	$201,645	$227,553	$21,247	$72,851

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—	—
Deficit of earnings to fixed charges	$(3,688)	$(260,381)	$(486,946)	$(1,450,622)	$(1,173,088)	$(779,474)	$(62,717)	$(166,928)